

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 16, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of ETF Series Solutions, under the Exchange Act of 1934:

- Nationwide S&P 500 Risk-Managed Income ETF
- Nationwide Dow Jones Risk-Managed Income ETF
- Nationwide Russell 2000 Risk-Managed Income ETF

Sincerely,